FOIA CONFIDENTIAL TREATMENT REQUEST	+1 617 526 6000 (t) +1 617 526 5000 (f)

The entity requesting confidential treatment is:

IMARA Inc.

116 Huntington Ave, 6th Floor

Boston, MA 02116

Attn: Rahul Ballal

Chief Executive Officer

(617) 601-6027

February 19, 2020

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Tonya K. Aldave

Re:	IMARA Inc.

Registration Statement on Form S-1

Filed February 14, 2020

File No. 333-236465

Ladies and Gentlemen:

On behalf of IMARA Inc. (the “Company”), set forth below is additional information to supplement the Company’s prior response to comment 4 contained in the letter dated September 11, 2019 from the staff (the “Staff”) of the Office of Healthcare & Insurance of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) relating to the Draft Registration Statement on Form S-1 (File No. 0001672619), submitted by the Company to the Commission on August 15, 2019. Such Draft Registration Statement has been updated by the Company as reflected in the registration statement referenced above (File No. 333-236465), which was publicly filed by the Company on February 14, 2020 (the “Registration Statement”). The supplemental response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

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Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

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Securities and Exchange Commission

February 19, 2020

The Company respectfully submits the additional information below to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common stock and the estimated offering price for its initial public offering (“IPO”).

Rule 83 Confidential Treatment Request by IMARA Inc.

Request #1

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of approximately $[**] to $[**] per share (the “Preliminary Price Range”) for its IPO, before giving effect to a reverse stock split that the Company plans to implement prior to commencement of the roadshow for the IPO. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

IMARA Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Rahul Ballal, Chief Executive Officer, IMARA Inc., 116 Huntington Ave., 6th Floor Boston, MA 02116, (617) 601-6027, before it permits any disclosure of the bracketed information in Request #1.

Determining the Fair Value of Common Stock Prior to the IPO

As described in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation,” equity awards granted since the beginning of 2019 consisted of the following:

Securities and Exchange Commission

February 19, 2020

Award Date	Type of Award	Number of Shares Underlying	Original Valuation Report Date	Per Share Exercise Price	Valuation Report Date for Financial Reporting Purposes	Fair Value of Common Stock for Financial Reporting Purposes
May 16, 2019	Stock Option	6,707,469	March 15, 2019	$0.78	May 16, 2019	$0.83	[1]
June 5, 2019	Stock Option	973,714	March 15, 2019	$0.78	May 16, 2019	$0.83	[1]
June 21, 2019	Stock Option	90,980	March 15, 2019	$0.78	May 16, 2019	$0.83	[1]
October 23, 2019	Stock Option	158,200	October 17, 2019	$2.02	October 17, 2019	$2.02

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Company’s board of directors (the “Board”) as of the date of each option grant, with input from management, considering the Company’s most recent third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant. The Company obtained contemporaneous third-party valuations of its common stock as of March 15, 2019 (the “March Valuation”) and October 17, 2019 (the “October Valuation”) that were prepared in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. At the time the options were granted in May and June 2019, the Board determined that the fair value of the Company’s common stock was $0.78 per share based in part on the March Valuation, which the Board determined reasonably reflected the per share fair value of the Company’s common stock on the dates of grant. However, for financial reporting purposes, the Company obtained a retrospective fair value assessment as of May 16, 2019 (the “May Valuation”), which concluded that the fair value of the common stock was $0.83 per share as of May 16, 2019. Based in part on the May Valuation, the Board made a retrospective determination that the fair value of the common stock as of each of the May 2019 and June 2019 grant dates was $0.83 per share, and the Company recorded additional expense with respect to such grants accordingly. In making these determinations, the Board evaluated any changes from May 16, 2019 to the grant dates in June 2019 with respect to the objective and subjective factors listed on pages 88 and 89 of the Registration Statement that would impact the value of the common stock and concluded there had been no significant changes.

At the time of the October 2019 option grant, the Board considered the results of the October Valuation, input from management, and the objective and subjective factors listed on pages 88 and 89 of the Registration Statement and determined that the fair value of the Company’s common stock was $2.02 per share at the time of the October option grant.

[1]	The fair value per share on these dates was determined pursuant to a retrospective valuation for financial reporting purposes.

Securities and Exchange Commission

February 19, 2020

The valuation reports used the following valuation and allocation methods:

	March Valuation	May Valuation	October Valuation
Equity value determination	Probability Weighted Expected Returns Method	Probability Weighted Expected Returns Method	Probability Weighted Expected Returns Method
Allocation method	Hybrid Method	Hybrid Method	Hybrid Method
Estimated Fair Value of common stock	$0.78	$0.83	$2.02

The March Valuation and May Valuation were prepared on a minority, non-marketable interest basis, taking into account the sale of shares of the Company’s Series B preferred stock on March 15, 2019 at a price of $1.7419 per share. In particular, the March Valuation and May Valuation determined the Company’s equity value using a hybrid probability-weighted expected returns method (“PWERM”). The hybrid PWERM incorporated two scenarios: i) an IPO scenario and ii) a remain private scenario, in which value was allocated using the option-pricing method (“OPM”). The IPO value was estimated using the guideline public company method. The value indicated for the Company’s Series B preferred shares by the hybrid PWERM was consistent with the price paid for its Series B preferred stock in the contemporaneous, arm’s-length transaction with new and existing investors. Significant assumptions utilized in the March Valuation and May Valuation included the probability of each scenario occurring, time to each scenario, projected IPO price and discount rates.

The October Valuation was prepared on a minority, non-marketable interest basis using a hybrid probability-weighted expected return method which included the following three scenarios: i) an IPO scenario where the Company completes an IPO at three potential dates in the next 12 months, ii) a remain-private scenario where the Company continues operations as a privately held company, and iii) a scenario where the Company has a liquidation event in 2020. Significant assumptions utilized in the October Valuation included probability of each scenario occurring, time to each scenario, projected IPO and sale prices and discount rates.

After the present value of common stock was determined for each of the above-mentioned scenarios, a discount for lack of marketability (the “DLOM”), was applied to the estimated fair value of the Company’s common stock. The DLOM was applied based on the premise that junior securities, such as common stock, are less marketable than senior securities. As a final step, the discounted values were probability-adjusted and totaled to arrive at the values indicated in the table above.

Securities and Exchange Commission

February 19, 2020

The following table summarizes the probabilities applied to the scenarios in each valuation:

	March Valuation	May Valuation	October Valuation
Aggregate IPO probability	35%	40%	60%
Remain Private probability	65%	60%	30%
Strategic Sale probability	0%	0%	10%

For the March Valuation, a term of 1.13 years was used for the IPO scenario and an estimated value of the Company as of the IPO date was discounted back to the valuation date using an appropriate discount rate. The Company estimated a 35% probability of an IPO as there were preliminary discussions regarding an IPO. In the second scenario, in which the Company continues operations as a privately held company, an OPM was run using a term of 2.80 years, a volatility of 73%, and a risk-free rate of 2.42%. The term of 2.80 years was estimated by management as the average expected holding period of the investors in the event an IPO was not completed. Volatility was determined by analyzing historical volatilities of publicly traded companies with operations similar to the Company. After applying the above probabilities, the final step in calculating the value of the Company’s common stock was to apply per share DLOMs of 17% for the IPO scenario and 24% in the scenario where the Company continues to operate as a privately held company, which reflects the longer holding period associated with the remain-private scenario. At the time of the March Valuation, the Company was not considering a strategic sale.

For the May Valuation, a term of 0.54 years was used for an early IPO scenario (the “May Early IPO Scenario”) and a term of 1.21 years was used for a late IPO scenario (the “May Late IPO Scenario”) and an estimated value of the Company as of the IPO date was discounted back to the valuation date using an appropriate discount rate. The Company estimated a 40% probability of an IPO. In the second scenario, in which the Company continues operations as a privately held company, an OPM was run using a term of 2.63 years, a volatility of 71%, and a risk-free rate of 2.17%. The term of 2.63 years was estimated by management as the average expected holding period of the investors in the event an IPO was not completed. Volatility was determined by analyzing historical volatilities of publicly traded companies with operations similar to the Company. After applying the above probabilities, the final step in calculating the value of the Company’s common stock was to apply per share DLOMs of 12% and 17% for the May Early IPO and May Late IPO Scenarios, respectively, and 23% in the scenario where the Company continues to operate as a privately held company, which reflects the longer holding period associated with the remain-private scenario. At the time of the May Valuation, the Company was not considering a strategic sale.

Securities and Exchange Commission

February 19, 2020

For the October Valuation, the Company added an additional scenario assuming a potential strategic sale. A term of 0.21 years was used for the sale scenario and an estimated value of the Company as of the sale date based on comparable market transactions was then discounted back to the valuation date using an appropriate discount rate. The Company estimated a 10% probability of a sale. For the IPO scenario, a term of 0.11 years was used for an early IPO scenario (the “October Early IPO Scenario”), a term of 0.28 years was used for a middle IPO Scenario (the “October Middle IPO Scenario”) and a term of 0.79 years was used for a late IPO scenario (the “October Late IPO Scenario”) and an estimated value of the Company as of the IPO date was discounted back to the valuation date using an appropriate discount rate. The Company estimated a 60% probability of an IPO. In the scenario in which the Company continues operations as a privately held company, an OPM was run using a term of 3.07 years, a volatility of 71%, and a risk-free rate of 1.60%. The term of 3.07 years was estimated by management as the average expected holding period of the investors in the event an IPO was not completed. Volatility was determined by analyzing historical volatilities of publicly traded companies with operations similar to the Company. After applying the above probabilities, the final step in calculating the value of the Company’s common stock was to apply per share DLOMs of 5% in the October Early IPO Scenario, 8% in the October Middle IPO Scenario, 14% in the October Late IPO Scenario, 7% in the sale scenario and 24% in the scenario where the Company continues to operate as a privately held company, which reflects the longer holding period associated with the remain-private scenario.

The increase in the value of the Company’s common stock from the June 2019 grant dates to October 23, 2019 reflects the following significant business developments that occurred between the June 2019 grant and the October 23, 2019 grants:

•	Between the June 2019 grants and the October 23, 2019 grants, the Company had taken several steps towards the completion of an IPO, including:

•	holding its IPO organization meeting in July 2019;

•	confidentially filing an initial registration statement in August 2019; and

•	holding several “testing-the-waters” meetings, at which the Company received feedback from potential investors.

Securities and Exchange Commission

February 19, 2020

•

Between the June 2019 grants and the October 23, 2019 grants, the Company also had made further progress in the advancement of its lead development programs and the execution of its business strategies, including:

•

conducting the second interim analysis of data from the Company’s ongoing Phase 2a clinical trial, which showed a statistically significant increase in F-cells and what the Company believes is a clinically important and dose-dependent increase in HbF percentage in patients in the high dose group of IMR-687 after 24 weeks of monotherapy; and

•	advancing preparation for the initiation of its planned Phase 2b clinical trial in sickle cell disease, including engaging a clinical research organization.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in IPOs, the Preliminary Price Range was not derived using a formal determination of fair value but was determined based on discussions between the Company and the underwriters. Prior to February 12, 2020, the Company and underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	recent performance of IPOs of companies in the biotechnology sector; and

•	progress and stage of development of the Company’s development programs.

Rule 83 Confidential Treatment Request by IMARA Inc.

Request #2

The Company believes that the difference between its most recent determination of the fair value of its common stock as of October 23, 2019 of $2.02 per share and the Preliminary Price Range of $[**] to $[**] per share is the result of the following factors and positive developments with respect to the Company’s business that occurred subsequent to October 23, 2019:

Securities and Exchange Commission

February 19, 2020

IMARA Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Rahul Ballal, Chief Executive Officer, IMARA Inc., 116 Huntington Ave., 6th Floor Boston, MA 02116, (617) 601-6027, before it permits any disclosure of the bracketed information in Request #2.

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The anticipated price range for this offering is based only upon a scenario in which the Company completes this offering and is not probability-weighted, in contrast to the Company’s prior valuations of common stock, which considered other potential outcomes under the probability-weighted expected return method, which would have resulted in a lower value of its common stock than an initial public offering.

•

The Preliminary Price Range necessarily assumes that the Company’s IPO has occurred and a public market for the Company’s common stock has been created, and therefore excludes any discount for lack of marketability of the Company’s common stock.

•

The Preliminary Price Range necessarily assumes that all of the Company’s preferred stock has converted into common stock in connection with the IPO. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock. Upon the closing of the IPO, all outstanding shares of the Company’s preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

•	The Company has taken several steps towards the completion of an IPO, including publicly filing the Registration Statement with the Commission on February 14, 2020.

•	The Company also made further progress in the advancement of its lead development programs and the execution of its business strategies, including:

•	completing enrollment in and expecting to report top-line data from the Company’s Phase 2a clinical trial in the fourth quarter of 2020;

•	advancing preparation for the initiation of its planned Phase 2b clinical trial in ß-thalassemia, including engaging the clinical research organization; and

•	receiving scientific advice from the FDA on the Company’s planned Phase 2b clinical trial in sickle cell disease and advancing its preparation for the initiation of this planned clinical trial;

Securities and Exchange Commission

February 19, 2020

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The significant benefits the Company expects to accrue as a result of becoming publicly traded through the IPO, including (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO, (ii) an anticipated improved ability of the Company to raise equity and debt capital going forward, and at a lower expected cost of capital and with reduced borrowing costs, as a result of being a publicly traded company, and (iii) the expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and other strategic transactions.

The Company respectfully submits that the difference between the fair value of the Company’s common stock most recently determined by the Board and the Preliminary Price Range is reasonable. The Company will continue to update its disclosure for all equity related transactions through the effective date of the Registration Statement.

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

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If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6393. Thank you for your assistance.

Very truly yours,

/s/ Cynthia T. Mazareas
Cynthia T. Mazareas

cc:	Rahul Ballal, IMARA Inc.

Securities and Exchange Commission

February 19, 2020

Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

100 F Street N.E., Mail Stop 2736

Washington, D.C. 20549